Mail Stop 3561

August 9, 2006

Mr. Thomas P. Benson, Chief Financial Officer
CKX, Inc.
650 Madison Avenue
New York, New York 10022

   Re: **CKX, Inc.**
     Form 10-K for the year ended December 31, 2005
     Filed March 14, 2006
     File No. 000-17436

Dear Mr. Benson:

We have reviewed your filing solely for the issues identified below and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27
Combined Operating Results Year ended December 31, 2005 Compared to Predecessor
Year Ended December 31, 2004, page 29

1.   Reference is made to the table on page 29 in which you have presented the results
        of the predecessor from January 1, 2005 to February 7, 2005 and CKX for the
        year ended December 31, 2005 on a combined basis. Please note that we consider
        the presentation of the combined periods not in accordance with GAAP; however,
        we will not object to your discussion of the combined results of operations of the
        predecessor and successor entities for the fiscal 2005 periods in MD&A only as
        long as it is preceded by an introductory paragraph which clearly states that the
        results of operations of the predecessor and successor entities are not comparable
        due to the change in basis resulting from the acquisition transaction, that the
        presentation does not comply with generally accepted accounting principles and
        that the combined presentation is being made solely to explain changes in results
        of operations for the periods presented in the financial statements. Please revise
        your disclosure in future filings, including your quarterly reports filed on Form
        10-Q, accordingly.

Critical Accounting Policies, page 45

2.   We note that your critical accounting policies disclosure is substantially similar to
        your accounting policy footnote 2. In accordance with the guidance in FR-72
        (Release 33-8350), please revise your discussion in future filings to identify the
        risks involved with critical accounting policies, analyzing to the extent possible
        factors such as:
        • How the company arrived at the estimate;
        • How accurate the estimate/assumption has been in the past;
        • Whether the estimate/assumption is reasonably likely to change in the future;
          and
        • Evaluate the sensitivity to change of critical accounting policies.

Notes to consolidated financial statements, page 58
Note 2. Summary of Significant Accounting Policies, page 58
Revenue Recognition, page 60

3.   We note from your disclosures in the business section that you receive rent
        revenues from an apartment building, hotel revenues from the Heartbreak Hotel,
        annual subscriber fees related to the official Elvis website, revenues from long-

term recording agreements with IDOLS contestants, revenues from internet and telephony rights granted, and from the Beckham relationship. However, it is unclear, based on your disclosures in the significant accounting policies footnote, how revenues generated from such services are account for in the financial statements. In this regard, to the extent any of the revenue streams are considered material to your results, please revise future filings to describe in detail your revenue policy for recognition. If any or all of the revenue streams are considered by management to be immaterial to the financial statements as a whole then revise your revenue footnote to specifically state so.

Note 6. Acquisitions, page 70

4.   Please tell us and revise future filings to clarify the difference between the rights to use the Presley name with a useful life of ten years and trademarks which also include the rights to the name but have an indefinite life.

Note 17. Unaudited Quarterly Financial Information, page 87

5.   We note that revenues, net, decreased significantly in the fourth quarter of both fiscal 2005 and 2004 (predecessor). Please revise your disclosure to explain the reason(s) for the decrease. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise your footnote to comply with the disclosure requirements of Item 302(a)(3) in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief